January 9, 2006


By facsimile to (212) 608-9169 and U.S. Mail


Mr. Wilson Cheng
Chairman, Chief Executive Officer, President, and Treasurer
Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

Re:	Bestway Coach Express Inc.
	Amendments 1 and 2 to Registration Statement on Form 10-SB Filed December 13 and 14, 2005
	Quarterly Report on Form 10-QSB for the quarter ending August
31, 2005
	Filed December 14, 2005
	File Nos. 0-51437

Dear Mr. Wilson:

	We reviewed the filings and have the comments below.

10-SB/A2

Description of Business, Our Services, page 3

1. Revised disclosure here and elsewhere in response to prior comment
28 indicates that Bestway Coach Express provides services both on a contracted and per seat basis. Allocate the amount of services that
Bestway Coach Express provided during the periods presented in the financial statements on:

* A contracted basis.

* Per seat basis.


Equipment, page 5

2. We note that the amounts in your response to comment 4 are different than the amounts that you have disclosed on page 5. Please correct these differences. In addition, please reconcile the $581,098 of loss on trade-in of capitalized leases in your statement of cash flow on page F-5 to the amounts in your disclosure on page 5.

Management`s Discussion and Analysis, Overview, page 12

3. Revised disclosure here and elsewhere in response to prior comment
10 indicates that Bestway Coach Express has 22 roundtrip schedules to and from casinos on Monday through Thursday of each week and 26 roundtrip schedules to and from casinos on Friday through Sunday of each week and charters to third parties one motorcoach per day during the week and two to three motorcoaches during the weekend. Since Bestway Coach Express` fleet consists of 23 buses, confirm that some buses make more than one roundtrip a day to and from casinos on Friday through Sunday of each week.

4. We note that you have expanded your disclosure about your bus services in response to our comment 10; however, you have not provided any discussion about your tours services. In consideration that based on the table on page 13, you have generated over 10% of your revenue for each of the past two years from tours, provide disclosure about ability to generate revenue from tours.

5. We note your disclosure on page 16 that one of the reasons for your increase in revenue was a result in your chartered bus services.
However, this statement seems to contradict your table on page 13 that shows charter revenue decreased year over year. Please address this discrepancy.

6. In addition, in your discussion of operating results on page
16,
quantify your increase in revenue as a result of increases in rates charged to casinos and the increase due to your special destination services. Disclose why your tour revenue decreased significantly year over year. In addition, disclose the reasons that your payroll expenses, bus insurance, and toll expenses increased year over year.

7. Disclose the reasons for the increase in fuel expenses and payroll expenses for your fiscal quarter ended August 31, 2005. In addition, disclose the reasons for each of your material changes in operating expenses for the nine months ended August 31, 2005. Please explain to us why you have omitted a discussion of your loss on trade-in of the 11 motorcoaches as this had a material impact on your financial results for the fiscal quarter ended August 31, 2005 and nine months ended August 31, 2005.

Liquidity and Capital Resources, page 19

8. We note your disclosure on page 19 that you anticipate your annual interest expense to be reduced by about $100,000 a year as a result of the new motorcoaches that were acquired in May 2005. However, in your statement of operations on page F-3 (Interim) interest expense increased for the three months ended August 31, 2005 compared to the three months ended August 31, 2004. Please explain to us and address this apparent discrepancy in your liquidity and capital resources disclosure.

Recent Sales of Unregistered Securities, page 30

9. We note your response to comment 16 that you have corrected your disclosures to reflect the shares issued to Mr. Wilson Cheng in June rather than in May. Correct the disclosure on page 30 that still states the shares were issued in May 2005. We also note your reference to the May 2005 issuance of 2 million shares in your stock valuation note on page F-8 and on page 27 in the 10-QSB. Please revise.

10. We note your disclosure on page 30 in response to our comment
17.
It remains unclear to us how you determined the fair market value of your common stock to be $0.05. Please provide us the objective information and analysis or valuation report used to determine fair value at the date the shares were issued to your CEO. If not included in the report, please address how the Company determined its market capitalization to be $685,000 in consideration of its stockholder`s deficit of $651,039 as of November 30, 2004. In addition, we repeat the second half of comment 17 to tell us how this transaction was recorded.

Report of Independent Registered Public Accounting Firm, page F-2

11. We note the disclosure in the audit report on page F-2 and your disclosure in Note 20 on page F-20, that you refer to a previous report dated February 28, 2005 that resulted in a restatement of your financial statements. We also note your current audit report is also dated February 28, 2005. Please explain to us how the original audit report and the audit report containing the restated financial statements are the same date. Refer to AU Section 530.


Statements of Operations, page F-3 (Interim)

12. The line item, "Loss on trade-in of assets under capitalized leases" should be presented as a component of income from operations.
Refer to paragraph 45 of SFAS No. 144.

Statements of Cash Flows, page F-5 (Interim)

13. Please explain to us how you recorded the purchase of the eleven motorcoaches in June 2005 for $4,211,000 and the related financing.
We note that in your cash flow statement, your purchase of property and equipment for the nine months ended August 31, 2005 is $38,122 and your proceeds from notes payable is $116,073. Amounts disclosed in the cash flow statement should be presented gross, not net.
Refer
to paragraph 11 of SFAS No. 95.

Exhibit Index

14. We note that you omit from the exhibit index exhibits 2.1, 2.2,
2.3, 6.1, 6.2, and 6.3 that you filed in the 10-SB on July 15, 2005.
Include in the exhibit index in any amendment to the 10-SB all exhibits filed as exhibits to the 10-SB. Indicate by footnote or otherwise if the exhibits were filed previously.

Exhibits 10.5, 10.8, 10.11, and 10.15

15. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits` attachments, refile the exhibits in their entirety.

10-QSB

Cover Page

16. Our records reflect that Bestway Coach Express` Commission file number is 0-51437 and not 000-51158. Please revise in future filings.

Item 3.  Controls and Procedures, page 26

17. Revise your disclosure in future filings that, if true, an evaluation of your controls and procedures was performed as of the end of the period of the report, not within 90 days. Refer to Item
307 of Regulation S-B.

Closing

	File an amendment to the Form 10-SB in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Bestway Coach Express and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Bestway Coach Express acknowledging that:

* Bestway Coach Express is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Bestway Coach Express may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the
United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Ryan E.
Rohn, Staff Accountant, at (202) 551-3739 and Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738.  You may direct


questions on other comments and disclosure issues to Edward M.
Kelly,
Senior Counsel, at (202) 551-3728 or Christopher B. Edwards,
Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					    Assistant Director

cc:	Louis A. Bevilacqua, Esq.
	Thelen Reid & Priest LLP
	701 8th Street, N.W.
	Washington, DC 20001-3721



Mr. Wilson Cheng
January 9, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE